REXAM

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

[redacted]

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

14 June 2006

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REXAM PRESS RELEASE

Disclosure of directors' details

Rexam, the global consumer packaging company and the world's leading beverage can maker, announced on 7 June 2006 the appointment of Jean-Pierre Rodier as an independent non executive director.

In accordance with paragraph 9.6.13 (1) of the Listing Rules, we notify that he is Chairman of Enterprises et Personnel. His previous directorships include Pechiney SA until December 2003 and Vedanta Resources plc until March 2005.

There are no further details to be disclosed under paragraph 9.6.13 (2) to (6) of the Listing Rules.

14 June 2006

Enquiries
David Gibson, Company Secretary 020 7227 4100